EXHIBIT 8.1

[LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION]

December 13, 2002

Cell Therapeutics, Inc.
501 Elliott Avenue West, Suite 400
Seattle, Washington 98119

Re:	Exchange of 5.75% Convertible Senior Subordinated Notes, Due June 15, 2008, for 5.75% Convertible Subordinated Notes, Due June 15, 2008

Ladies and Gentlemen:

We have acted as counsel to Cell Therapeutics, Inc. (“CTI”) in connection with its offer to exchange 5.75% Convertible Senior Subordinated Notes, due June 15, 2008 (the “new notes”) for 5.75% Convertible Subordinated Notes due the same date (the “existing notes”). CTI’s Registration Statement on Form S-4 describes the exchange and the terms of the existing notes and the new notes (such Registration Statement, as it may be amended from time to time, is herein referred to as the “Registration Statement”). We are providing this opinion under the Securities Act of 1933 (the “1933 Act”).

We have examined the Registration Statement and other documents, records, and legal authorities that we have considered appropriate for providing this opinion. We have assumed that the exchange will occur as described in the Registration Statement.

Based on and subject to the foregoing, we confirm that the discussion of the tax consequences to the holders of the existing notes of (i) the exchange of those notes for the new notes, and (ii) their ownership and disposition of the new notes and of common stock into which the new notes may be converted, contained in the Registration Statement under the caption “United States Federal Income Tax Considerations,” subject to the limitations and qualifications described therein, is our opinion as to the material U.S. federal income tax considerations related to the exchange and the ownership and disposition of new notes and common stock. Because we are delivering this opinion before the effective date of the exchange, the opinion must be considered prospective and dependent on future events. Changes in the law could occur that would affect the U.S. federal income tax consequences of the exchange or the ownership or disposition of new notes or common stock. Moreover, while our opinion reflects our best judgment regarding the application of the U.S. federal income tax laws, it is not binding on the Internal Revenue Service, which could take positions contrary to the description of the tax considerations provided in the Registration Statement.

We are providing this opinion to you solely for use in connection with the Registration Statement. We consent to the filing of this opinion as Exhibit 8.1 of the Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration

Cell Therapeutics, Inc.
December 13, 2002

Statement with respect to the discussion of the material federal income tax consequences of the exchange offer or the ownership or disposition of new notes or common stock. In giving this consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the 1933 Act, or that we are “experts,” as that term is used in the 1933 Act, or the rules and regulations of the Securities and Exchange Commission under the 1933 Act.

Sincerely,

/s/ Wilson Sonsini Goodrich & Rosati,
Professional Corporation

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation